CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY BARNES & NOBLE, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

April 17, 2014

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Barnes & Noble, Inc. Form 10-K for the Fiscal Year Ended April 27, 2013 Filed July 29, 2013 Form 10-Q for the Quarterly Period Ended January 25, 2014 Filed March 5, 2014 File No. 1-12302

Dear Ms. Thompson:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated March 20, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended April 27, 2013 (the “10-K”), filed by the Company with the Commission on July 29, 2013, and the Quarterly Report on Form 10-Q for the quarterly period ended January 25, 2014 (the “10-Q”), filed by the Company with the Commission on March 5, 2014.

We respectfully submit the following responses to the comments contained in the Comment Letter.  For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

RESPONSES

Form 10-K for the Fiscal Year Ended April 27, 2013

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 43

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

1.
We note your qualitative disclosure of interest rate risk. Please revise to include quantitative information in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

Response:   We confirm that we will include quantitative information in future filings using sensitivity analysis disclosure in accordance with Item 305 of Regulation S-K.

The Company will include similar disclosure in future filings regarding the Quantitative and Qualitative Disclosures about Market Risk as follows:

The Company limits its interest rate risks by investing certain of its excess cash balances in short-term, highly-liquid instruments with an original maturity of one year or less. The Company does not expect any material losses from its invested cash balances and the Company believes that its interest rate exposure is modest. As of April 27, 2013, the Company’s cash and cash equivalents totaled approximately $160,470,000. A 25 basis point increase in interest rates would have increased the Company’s interest income by $0.3 million in fiscal 2013.  Conversely, a 25 basis point decrease in interest rates would have reduced interest income by $0.3 million in fiscal 2013.

Additionally, the Company may from time to time borrow money under its credit facility at various interest rate options based on the Base Rate or LIBO Rate (each term as defined in the credit agreement described in the Annual Report under the section titled “Notes to Consolidated Financial Statements”) depending upon certain financial tests. Accordingly, the Company may be exposed to interest rate risk on borrowings under its credit facility. The Company had $77,000,000 and $324,200,000 in borrowings under its credit facility at April 27, 2013 and April 28, 2012, respectively.  A 25 basis point increase in interest rates would have increased the Company’s interest expense by $0.5 million in fiscal 2013.  Conversely, a 25 basis point decrease in interest rates would have reduced interest expense by $0.5 million in fiscal 2013.

The Company does not have any material foreign currency exposure as substantially all of its business is transacted in United States currency.

Item 15. Exhibits and Financial Statement Schedules, page 47
2.
Please tell us your qualitative and quantitative considerations in determining what items you concluded represent valuation and qualifying accounts that should be included in Schedule II pursuant to Rule 5-04 of Regulation S-X. Please tell us specifically why you have not included your reserve for estimated sales returns as disclosed on page F-43.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

Response: In determining what items should be included, we considered the significance of the reserve amount as compared to the potential impact on the related income statement account. We also consider the reserve amount in relation to the specific items it is associated with and at times, the specific segment, or portion of a segment that the reserve amount applies to.

Historically, our retail stores experience low levels of returns. 80.7% of the returns reserve in our fiscal 2013 year-end balance sheet pertains to Sterling Publishing, which represents a de minimis portion of our retail segment and whose revenues only represent 0.7% of total consolidated revenues and 1.0% of the total retail segment revenues.  Therefore we concluded that the sales returns reserve was not significant to the readers of the financial statements.

However, to provide more informative disclosure, the Company will disclose an additional table in the Company’s future filings. Below is an example of the Schedule II Valuation and Qualifying Accounts schedule for Sales Returns Reserves for the prior three years.

Description $ in thousands	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at end of Period
Sales Returns Reserve
April 30, 2011	$6,032	$43,635	$34,263	$15,405
April 28, 2012	$15,405	$50,023	$45,639	$19,789
April 27, 2012	$19,789	$28,801	$37,472	$11,117

3.
We note your allowance for doubtful accounts has continued to increase from the beginning of the fiscal year ended April 30, 2011 through April 27, 2013. Please explain in detail the facts and circumstances contributing to the continued increase in the balance of your allowance for doubtful accounts. In your explanation, please specifically explain the facts contributing to the difference between the provision and write-offs recorded during each fiscal year.

Response: The allowance has increased as the provision has exceeded the write-off over this time period. Substantially all of the $2.1 million, $1.8 million and $516 thousand charged to costs and expenses during 2011, 2012 and 2013, respectively, relate to NOOK.  Sales to NOOK channel partners were approximately [B&N 000001] in fiscal 2011, 2012 and 2013, respectively.  The provision is for billing disputes in the ordinary course of business with these third party distribution partners.  Settlements with these distribution partners typically take over one year on average.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

The write-offs in 2011, 2012 and 2013, relate to Sterling Publishing third party accounts receivable write-offs of $55 thousands, $135 thousands and $115 thousands and NOOK distribution partner accounts receivable write-offs of $0, $336 thousands and $251 thousands, respectively, that have exhausted collection efforts.

Exhibit 13.1 Results of Operations, page F-8

4.
We note your use of the term “core” when describing areas of your business (i.e., core comparable store sales, core products, core sales trends and core inventory management) within your filing and as part of quarterly earnings discussions. While you do define core comparable store sales as excluding sales of NOOK products, please define for us each of the other terms noted and please tell us what consideration you gave to disclosing this detail within your filing. As part of your response, please also tell us what you define as non-core for each metric and why.

Response:  As noted above, we define “core” comparable store sales as excluding sales of NOOK products.  Our intent was for the exclusion of NOOK products to apply to all other core metrics within the filing.  Each of these metrics excludes NOOK products.  For example, “core products” are all products excluding NOOK products.  In future filings we will define this metric in each instance it is used.

The reason for this disclosure was to exclude the impact of NOOK products, which have different characteristics than the balance of products generally offered in our bookstores.  NOOK product trends are subject to variables such as product launches, product mix (lower priced e-ink products versus higher priced color tablets), declining price points, unit sales volumes, greater promotional activity, higher competition, and lower margins. The Company believes that by disclosing “core” metrics, this gives the reader greater transparency into the trends of the Company’s primary business.

Consolidated Balance Sheets, page F-35

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

5.
Please explain or confirm that no disaggregation of prepaid expenses and other current assets or accrued liabilities are required pursuant to Rule 5-02.8 and 5-02.20 of Regulation S-X.

Response:    We confirm that no disaggregation of prepaid expenses and other current assets or accrued liabilities are required pursuant to Rule 5-02.8 and 5-02.20 of Regulation S-X except for short-term deferred tax assets which are disclosed in Note 10. Income Taxes on page F-59 of Exhibit 13.1 as follows:

$ in thousands	April 27, 2013	April 28, 2012
Balance sheet caption reported in:
Prepaid expenses and other current assets	$209,893	111,775
Deferred tax liabilities	(231,215)	(242,748)

Net deferred tax liabilities	$(21,322)	(130,973)

To better assist the reader, subsequent to the 10-K, we separately reported the short-term deferred tax assets on the Company’s balance sheet in our quarterly reports on Form 10-Q filed with the Commission on December 5, 2013 and March 5, 2014 and will continue to report the balance sheet in this format in future filings.

Notes to the Consolidated Financial Statements 5. Other Long-Term Liabilities, page F-55

6.	Please explain in detail what the amounts within the “[t]ax liabilities and reserves” line within “Other Long-Term Liabilities” is comprised of and why there was no balance as of April 28, 2012.

Response:  In addition to reporting current and deferred tax assets and liabilities in accordance with US GAAP, the Company has different fiscal and tax year ends.  For financial reporting purposes, the Company reports on a 52/53 week year that ends on the Saturday closest to the last day of April.  For income tax purposes, the Company reports on a 52/53 week year that that ends on the Saturday closest to the last day of January.  The differing year ends demand that particular attention is paid to the reporting of certain items that change significantly from the end of the third fiscal quarter (i.e., the tax year-end) to the end of the fiscal year end.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

The principal item impacted by the differing tax and fiscal year ends is the Company’s LIFO inventory reserve in its college segment which, at the end of the fiscal quarter ended January 26, 2013, was approximately $180 million.  This date is also the end of the Company’s tax year.  This amount almost completely reverses during the Company’s fourth fiscal quarter due to the seasonality of the Company’s college bookstore business.  As stated in the 10-K for the fiscal year ended April 27, 2013, the LIFO balance at the end of the fiscal year was minimal.  These movements are entirely consistent with the business flows of the Company’s college segment and this pattern has recurred for many years.

The Company’s income tax provision account as of April 27, 2013 was based upon the fiscal year-end results, including the fiscal year-end LIFO balance.  Because the LIFO balance at the end of the fiscal year was materially the same for both book and tax purposes, there was no material deferred tax reporting associated with this item.  However, the Company’s tax return for the tax year ended January 26, 2013 reflected the substantial LIFO adjustment of nearly $180 million described above.  Based on past business cycles and future inventory forecasts, the Company did not and does not expect this item to reverse on the income tax returns for the tax year ended January 25, 2014 or in the foreseeable future.  Accordingly, the tax to be paid in respect of this item was recorded as a tax payable and, more specifically, as a long-term tax payable.  The $54.1 million shown in the Company’s 10-K is the net long-term liability as of April 27, 2013 principally resulting from the tax that will become payable on the LIFO reserve partially offset by deductions that arose after the close of the January 26, 2013 tax year but prior to the close of the April 27, 2013 fiscal year.

For the fiscal year ended April 28, 2012, and consistent with the fiscal year ended April 27, 2013, these same items were included in the Company’s tax provision.  However, in the earlier fiscal year, this item was netted against short-term deferred tax assets and not reported within the Company’s tax payable account.  As a result of this treatment, the Company’s tax payable accounts did not reflect a long-term payable in respect of these items.  In summary, the Company’s overall tax provision for the fiscal years ended April 28, 2012 and April 27, 2013 each fully reflect the impact of the different ending of the fiscal and income tax years.  The sole difference between the tax provisions is in the treatment of the impact of the different tax year and fiscal year ends as a long-term tax payable item or a short-term deferred tax item.  The Company believes the treatment shown in the 10-K for the fiscal year ended April 27, 2013 reflecting a long-term tax payable is appropriate, has reported it in a consistent manner throughout the current fiscal year, and intends to continue to report this item in this manner.

The Company believes the difference between the two approaches is not material to investors and readers of the financial statements.  The Company has generated substantial net operating loss and tax credit carryforwards over the last three years.  In addition, the Company has prepared, and regularly updates, a five-year forecast of the LIFO reserve balance as at the end of the tax year.  The Company does not expect that there will be any material changes to the LIFO reserve for income tax purposes for at least the next five years.  Moreover, to the extent that it is reasonably foreseeable that any material portion of the LIFO reserve were to become reportable for income tax purposes, the Company expects that there would be no material cash consequences to the Company due to its net operating loss and tax credit carryforwards.  Thus, the Company does not believe that there would be any material impact to cash or measures of the Company’s ability to meet its financial obligations.  Similarly, the presentation of this tax item does not affect pre-tax book income, net income, earnings per share or other performance-based metrics.  In addition, we understand from unrelated market sources that the Company, as with many other retailers, tends to be measured by readers on the basis of operating performance metrics such as earnings before interest and taxes (EBIT) or earnings before interest, taxes depreciation and amortization (EBITDA).  The classification of the tax liability in either the payable account or the deferred tax account as described above has no impact on these indicators.  Lastly, the Company notes that the presentation of the balance sheet for the fiscal year ended April 28, 2012 will no longer be required after the end of this fiscal quarter.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

10. Income Taxes, page F-58

7.
You disclose on page F-60 that you recorded $16,931 thousand of additions to unrecognized tax benefits for tax positions of prior periods. Please explain in detail the nature and amounts of the additions recorded during the period, as well as the facts and circumstances that drove the timing of recognition.

Response:  In connection with its expansion into the NOOK business, the Company had incurred significant expenses that were potentially eligible for US federal and state research and development tax credits.  Determining whether the Company can claim a tax credit for these expenses was a very complex process for the Company especially given that much of the activity that might have given rise to the credit related to the Company’s expansion into the NOOK business.  Prior to the last quarter of the fiscal year ended April 27, 2013, the Company had not concluded whether it was eligible to claim these credits and had not claimed any such credits on any applicable income tax returns for the prior two tax years.  Beginning on or about January 2013, the Company retained a third-party consultant to conduct a study for the tax years ended January 2011-2013.  The Company received the preliminary results of this study just prior to the end of the 2013 fiscal year.  Based on the technical merits contained in this study, the Company recorded an estimated gross deferred tax asset of approximately $17.5 million and an estimated unrecognized tax benefit of approximately $8.1 million for the prior periods covered by the study.  The unrecognized tax benefit amount includes interest.  The Company confirms that it has instituted a policy of evaluating its eligibility for research and development tax credits on a regular, annual basis.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

The Company recorded an adjustment of approximately $3.9 million in the 2013 fiscal year as a result of a change in estimate relating to various nexus and loss carryback issues within a particular jurisdiction.  During the fourth fiscal quarter, the Company learned of recent audit results of similarly situated taxpayers in this same jurisdiction, causing this change in estimate.  This amount includes interest expense on the unrecorded tax benefit.

The Company also recorded an adjustment of approximately $2.5 million in the 2013 fiscal year as a result of a change in facts in the last quarter with respect to settlement discussions with the Internal Revenue Service.  This amount is comprised entirely of interest on previously recorded tax liabilities.

The remaining approximately $2.4 million of changes to prior years’ unrecorded tax benefits principally relates to interest expense accrued on, and / or adjustments to, previously-reported unrecorded tax benefits, none of which were individually significant.

8.
We note your disclosure on page F-60 relating to your plan to indefinitely reinvest earnings at certain foreign subsidiaries. Please tell us the amount of foreign earnings that you consider indefinitely reinvested at these foreign subsidiaries that have not been repatriated as of April 27, 2013 and January 25, 2014, and what consideration you gave to disclosing these amounts within your respective footnotes.

Response:  For the fiscal year ended April 27, 2013, the permanently reinvested foreign earnings that were generated were less than $1.4 million.  As of January 25, 2014, this amount is estimated to have increased by less than $500,000.  The Company determined that the parent company and each of its US affiliates had ample liquidity and that there was no need to repatriate these earnings.  Further, the Company determined that these earnings were needed by the respective foreign affiliates to fund their ongoing operations.  Lastly, given the insignificant amount of foreign earnings, the Company believed the potential tax impact of a repatriation event was highly likely to be immaterial and, in addition, that it was impractical to prepare a complete analysis of each jurisdiction’s tax and corporate laws that might apply to various repatriation strategies (including the status of certain instruments as debt or equity for tax purposes), the possible application of withholding taxes at the distributor level, and availability of tax credits for foreign taxes paid at the recipient level.  The Company determined that these amounts were immaterial and not meaningful to readers.  Accordingly, the Company decided not to quantify (or disclose) these amounts.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

9.
Please tell us what consideration you gave to providing the components of income (loss) before income tax expense as either domestic or foreign as required by Rule 4-08(h) of Regulation S-X. As part of your response, please provide us with these amounts for the periods presented within your Form 10-K for the fiscal year ended April 27, 2013, as well as the 39 weeks ended January 25, 2014 and January 26, 2013.

Response: Components of income or (loss) before tax expense are characterized as foreign if earned by affiliates organized under the laws of jurisdictions other than the United States or branches operating in jurisdictions other than the United States.  Components of income or (loss) before tax expense are characterized as domestic if earned by affiliates organized under the laws of the United States or branches operating in the United States.  For FY 2013, the Company generated foreign income before tax expense of approximately [B&N 000002].  For this same period, the Company reported a domestic loss before income taxes of approximately [B&N 000003].  For the 39 weeks ended January 25, 2014, the Company reported consolidated income before tax expense of [B&N 000004].  The foreign income before tax expense for this period was approximately [B&N 000005].  For the 39 weeks ended January 26, 2013, the Company reported a consolidated loss before taxes of [B&N 000006].  The foreign income before tax expense for this period was approximately [B&N 000007].  Given the relative immateriality of the Company’s foreign income (loss) before income tax expense as compared to the Company’s consolidated income (loss) before income tax expense, the Company did not differentiate as between foreign and domestic income (loss) before income tax expense in its filing.  The Company will continue to monitor the materiality of its income (loss) before income tax expense and will consider differentiating between foreign and domestic sources if, and as, facts and circumstances change.

Microsoft and Pearson Investment in NOOK Media, page F-63
10.
Please explain in detail your initial and subsequent accounting for the investments by Microsoft and Pearson in preferred membership interests of NOOK Media discussed on page F-63 and F-64, and tell us how you considered the disclosure requirements of Rule 5-02.27 of Regulation S-X and Section 211.04 of the Financial Reporting Codification. Please cite relevant accounting literature and provide any calculations you believe will assist our understanding.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

Response: Initial Accounting

We determined if the Preferred Membership Interests (PMI) of NOOK Media fell within the scope of ASC 480-10, Distinguishing Liabilities from Equity. In accordance with ASC 480-10, three categories of freestanding financial instruments are required to be accounted for as liabilities:

●	Mandatorily redeemable shares;
●
Financial instruments (other than an outstanding share) that obligate the issuer to buy back some of its shares (or are indexed to such an obligation) in exchange for cash or other assets — e.g., written puts (puts written by the issuer on its own shares and held by others); and

●	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on —
	o	A fixed monetary amount known at inception;
	o	A variable other than the fair value of the issuer’s shares such as a market index; or
	o	A variable inversely related to the fair value of the issuer’s shares.

Based on our analysis it was determined that the PMI does not meet any of the three categories and therefore, fell out of the scope of ASC 480-10 and was not a liability.

While the PMI fell out of the scope of ASC 480-10, we still applied the most pertinent guidance when determining balance sheet classification by referring to ASC 480-10-S99 (Topic No. D-98) and as such, the PMI shares are reported as temporary equity on the balance sheet of NOOK Media and the balance sheet of the Company.  In accordance with ASC 480-10-S99 (Topic No. D-98), SEC registrants are required to classify shares outside of permanent equity as temporary equity or mezzanine equity when there are events not solely within the control of the issuer that could trigger redemption, this being the case with the investors ability to convert the PMI at their option, or to put their PMI to NOOK Media as described below.

Next we were required to determine if the PMI embedded conversion option requires bifurcation from the PMI. The first step to determine if bifurcation is required is evaluating if the embedded conversion option’s economic characteristics and risks are clearly and closely related to those of the convertible, redeemable PMI. This is accomplished by determining whether the PMI is more akin to debt or equity where all the features of the host contract must be considered and no one feature is determinative. We have determined that the conversion option does not require bifurcation because it is clearly and closely related to the host contract, no assessment is required under ASC 815-40-15-7 (EITF Issue 07-5), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock. We also determined that the PMI includes equity like features:  holders of PMI have the right to convert the PMI into Common Membership Interests (CMI), PMI holders have consent rights to certain NOOK Media transactions, and the PMI votes on an as-converted basis with holders of the CMI. There is no required dividend or accretion of a dividend which further suggests that the PMI is more equity like. Based on the aforementioned facts, it was concluded that the PMI is more analogous to equity than debt (considering all other stated and implied substantive terms and features).

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

We next needed to determine if the investments were issued at fair value. We determined the investments were at fair value with the assistance of a third-party.

Subsequent Accounting

The Company recorded issuance costs, which include advisory, legal and accounting fees, which were recorded in temporary equity as a reduction of the proceeds from the investments.  The Company is accreting these fees on a straight-line basis as dividends over an assumed five-year term of each investment.

Disclosure Requirements

We believe the PMI are not specifically subject to Rule 5-02.27 of Regulation S-X and Section 211.04 of the Financial Reporting Codification as these interests are not technically preferred stock.

The Company has investment agreements with both Microsoft and Pearson, which hold Series A PMI representing 16.8% of the CMI and Series B PMI representing 5% of the CMI in NOOK Media, each on an as-converted basis, respectively, while the Company, holds the remaining ownership interest in NOOK Media as CMI. CMI have identical voting rights, and rights to share proportionately in net income (loss) of NOOK Media as PMI. However, in the event of liquidation, the PMI is entitled to distributions out of the assets of the Company to satisfy any remaining investment balance prior to holders of the CMI.  The PMI are not registered under the Securities Act or under any state securities laws.

We further believe, that lacking specific guidance for this particular case, we have disclosed substantially all the information that is required by Rule 5-02.27 of Regulation S-X as if it applied, in the individual investment footnotes, including a general description of the issue, the redemption put feature, PMI holder’s rights in CMI and the value of the liquidation preference that is equal to the original investment. Each of the investments have redemption requirements in the first five years only upon a change of control of NOOK Media or upon a default under our commercial agreements with Microsoft and Pearson, and changes in the PMI are an accretion of the fair value of the investment up to the liquidation preference equal to the original investment, which totals $3.0 million annually and is separately disclosed within the Statement of Changes in Shareholders’ Equity.  This $3.0 million relates to issuance costs, which include advisory, legal and accounting fees, which were recorded in temporary equity as a reduction of the proceeds from the investments above.  The Company is accreting these fees on a straight-line basis as dividends over the assumed five-year term of each investment.  As the change is not significant to the overall balance sheet, we deem that separate disclosure is not warranted.  The Company has properly disclosed the PMI in its consolidated financial statements: (i) we included the title of the PMI and the carrying amount of the PMI in our consolidated balance sheets, (ii) the redemption amount is included in the investment footnote to the financial statements, (iii) there were no subscribed shares not issued, and (iv) we described the difference in the carrying amount and the redemption amount in the investment footnote to the financial statements.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

In accordance with Section 211.04 of the Financial Reporting Codification, we described the estimated five-year term of redemption and the related maturity in the investment footnote to the financial statements.  We separately disclosed the accretion of the dividends on the PMI within the Statement of Changes in Shareholders’ Equity (labeled as “accretion dividend on preferred stockholders’ and membership interests”).

11.
Please provide us with a reconciliation between balance sheet dates presented in your Form 10-K for the fiscal year ended April 27, 2013 and Form 10-Q for the quarterly period ended January 25, 2014, illustrating the changes in the balances of your redeemable preferred shares as well as the preferred membership interests in NOOK Media. Please also tell us what consideration you gave to disclosing these reconciliations between balance sheet dates. Alternatively, please explain in detail why you believe disclosure of this reconciliation in your filing is not warranted.

Response: The following reconciliation illustrates the changes in the balances requested from April 27, 2013 to January 25, 2014:

$ in thousands	Balance as of April 27, 2013	Accretion of Liberty Redeemable Preferred shares	Accretion of Microsoft Preferred Membership Interest	Accretion of Pearson Preferred Membership Interest	Balance as of January 25, 2014
Preferred Membership Interests in NOOK Media, LLC	$381,627	-	1,241	86	$382,954
Redeemable Preferred Shares	$193,535	947	-	-	$194,482

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

As noted in item 10 above, the Company incurred issuance costs in connection with each offering of PMI, which include advisory, legal and accounting fees, and were recorded in temporary equity as a reduction of the proceeds from the PMI investments.  The Company is accreting these fees on a straight-line basis as dividends over an assumed five-year term of each investment.  The $2,274 thousand total accretion ($947 + $1,241 + $86 above = $2,274) of redeemable preferred shares and preferred membership interests in NOOK Media above is disclosed in the Consolidated Statement of Changes in Shareholders’ Equity in the Form 10-Q for the quarterly period ended January 25, 2014.  We believe the information already disclosed in the Statement of Changes in Shareholders’ Equity (labeled as “accretive dividend on preferred stockholders’ and membership interests”) provides the reader with the same information as a formal reconciliation, therefore we believe the reader has the required information.

Form 10-Q for the Quarterly Period Ended January 25, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements

(5) Earnings (Loss) per Share, page 10

12.
Please explain in detail how you considered the impact on diluted earnings per share of convertible preferred membership interests in NOOK Media discussed on pages 19 and 20. Refer to ASC 260-10-55-64 through -67.

Response: We considered the guidance within ASC 260-10-55-20 regarding securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s EPS data.  The convertible preferred membership interests in NOOK Media convert to CMI in NOOK Media.  Holders of the convertible preferred membership interests are never entitled to shares in Barnes & Noble, Inc. NOOK Media was in a net loss position for the 13 and 39 week periods ended January 25, 2014.  Given the liquidation preference of the PMI, it was inappropriate to allocate any of NOOK Media’s losses to the PMI which resulted in all of NOOK Media’s losses being included in the Company’s EPS calculations.  Similarly any assumed conversion of PMI into NOOK Media CMI would have antidilution to the Company’s EPS calculations.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

13.
We note your additive inclusion of $2,604 thousand, representing the allocation of earnings and dividends to participating securities, in your reconciliation to the numerator for diluted income (loss) per share for the 13 weeks ended January 25, 2014, and your subsequent reduction for the diluted allocation of said same earnings for a smaller amount, $2,338 thousand. We also note the only incremental shares included in the reconciliation to diluted weighted average common shares were 12,000 thousand preferred shares. Please explain why no incremental shares were included related to participating securities as part of your diluted weighted average common shares calculation when it appears earnings attributable to said securities were included in the numerator of diluted income per share.

Response: In accordance with ASC 260-10-45, Participating Securities and the Two-Class Method, the Company’s unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator. No incremental shares were included in the denominator related to participating securities as part of our diluted weighted average common shares calculation since we excluded the diluted earnings attributable to these securities of $2,338 thousand from the numerator of diluted income per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 43

14.
You disclose on page 43 that your income tax provision was impacted by incurring income tax expense in profitable jurisdictions and recording valuation allowances against certain deferred assets in other jurisdictions. Please expand on your explanation within MD&A, and tell us the pre-tax income and income tax expense recorded for your significant jurisdictions by name. Furthermore, please tell us the nature, amount and related valuation allowance of the affected deferred tax assets as of January 25, 2014, and contrast them with the amounts recorded as of April 27, 2013. Please specifically tell us the facts and circumstances you considered in the establishment of or adjustment to valuations allowances that existed at each of the aforementioned reporting dates, and your consideration of the four possible sources of taxable income at ASC 740-10-30-18.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

Response:  The Company, whose principal business operations, revenues and expenses are within the United States, was in a cumulative three-year pre-tax book loss for the reporting period ended April 27, 2013.  In accordance with its procedures initiated in prior periods, the Company prepared a detailed analysis of each of its deferred tax assets and liabilities by jurisdiction in order to determine, on an asset-by-asset basis, whether it was more likely than not that each deferred tax asset would be realized.  First, the Company examined its ability to carry back deferred tax assets to taxable income in prior periods.  Next, the Company scheduled out the timing of the expected reversal for each deferred tax asset and liability.  The Company also identified two tax planning opportunities and one instance of future taxable income related to a strategic transaction that the Company believed at that time was likely to occur and compared those items to its deferred tax assets.  As a result of this analysis, the Company determined that it was not appropriate to record a valuation allowance against deferred tax assets in the fourth fiscal quarter of the 2013 fiscal year.  The Company notes that it added language to its risk factors and its MD&A prior to the fourth fiscal quarter of the 2013 fiscal year relating to the fact that it was in a three-year cumulative pre-tax book loss and that it may require valuation allowances against existing deferred tax assets in future periods.  The Company has retained this disclosure in each of its quarterly filings for the current fiscal year and expects to retain the disclosure in its annual report for the current fiscal year.

During the first fiscal quarter of the current fiscal year, the Company generated a consolidated pre-tax book loss of approximately $71.5 million.  The Company, therefore, continued to be in a three-year cumulative pre-tax loss and expected to be so at the end of the 2014 fiscal year.  In the Company’s Form 10-Q for the quarterly period ended July 27, 2013, the Company announced that it would no longer record a benefit for currently-generated net deferred tax assets in its principal jurisdiction of operations (i.e., the US).  As a result, the Company’s tax provision consists of tax expense incurred in connection with its foreign operations in Luxembourg, China and Taiwan.  In addition, the Company records tax expense in the US to the extent that one or more of the Company’s wholly-owned subsidiaries report taxable income on a stand-alone basis to one or more states and therefore cannot avail themselves of losses generated by other US affiliates.  As noted earlier, the Company considers the US to be its only significant jurisdiction.  In addition, after the filing of the Form 10-K for the fiscal year ended April 27, 2013 and prior to the filing on September 5, 2013 of the Company’s Form 10-Q for the quarterly period ended July 27, 2013, management and the board of directors of the Company concluded that the Company would not engage in the strategic transaction that as of April 27, 2013 was expected to generate future taxable income.  As a result, the Company recorded a valuation allowance against previously-booked deferred tax assets in its sole principal jurisdiction of approximately $15 million.

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

For the 39 weeks ended January 25, 2014, the Company reported pre-tax income in the US of approximately $53.3 million and consolidated pre-tax book income of approximately $53.9 million.  Notwithstanding these results, the Company expects to remain in a three-year cumulative pre-tax book loss at the end of the 2014 fiscal year.  Accordingly, the Company continues to record tax expense in the manner described above.  The Company’s tax expense on its year-to-date pre-tax book income as computed in accordance with the description above was approximately $6.8 million.  In addition to the foregoing, during the period ended January 25, 2014, the Company determined it could no longer rely on one of the tax planning strategies that it relied upon in prior periods, including April 27, 2013 and the first two fiscal quarters of the current fiscal year.  This strategy, which management had viewed as both executable and in the best interest of the Company in previous reporting periods, related to the utilization outside the United States of intangible assets owned by the Company’s US affiliates.  After the Company’s fiscal quarter ended October 26, 2013 and prior to the filing of the Company’s 10-Q for the quarterly period ended January 25, 2014, management and the board of directors held meetings regarding the future of the NOOK business.  As a consequence of these meetings, management decided that it would materially alter the future of the NOOK business as it related to the development and distribution for the Company’s account of e-reader and tablet devices outside of the United States.  As a result of this decision, management also concluded that it could no longer rely on the associated tax planning strategy as evidence that it was more likely than not that certain deferred tax assets would be utilized.  Accordingly, the Company recorded an additional valuation allowance in the third fiscal quarter of the current fiscal year in the amount of $44.2 million against deferred tax assets that had been reported in its sole principal jurisdiction in prior fiscal years.  The Company notes that it communicated the change in the Company’s device strategy in the 10-Q and the associated earnings release for fiscal quarter ended January 25, 2014.  More specifically, the Company stated in the 10-Q, “[d]uring the 13 weeks ended January 25, 2014, the Company recorded an additional valuation allowance against certain deferred tax assets as a result of decisions made regarding the Company’s future device strategy in international markets.”  This statement appears on the page referenced in the question above as well as in Footnote 10, Income Taxes on page 18.  This language mirrors statements made when the Company publicly announced its financial results for the third fiscal quarter.  During that same announcement, the Company also stated, “[o]n February 3, 2014, the Board of Directors of the Company approved a specific component of a plan to rationalize its NOOK business.  This action included a workforce reduction reflecting a shift in strategy to reposition NOOK’s platform to hardware and content distribution partnerships, thereby reducing the hardware-related burden.”

Ms. Jennifer Thompson

April 17, 2014
CONFIDENTIAL TREATMENT REQUESTED BY BARNES & NOBLE, INC.
PURSUANT TO RULE 83

In connection with our above responses, we acknowledge that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (212) 633-3261 or pherpich@bn.com.

Sincerely,

/s/ Peter M. Herpich
Peter M. Herpich
Vice President, Corporate Controller
(principal accounting officer)
Barnes & Noble, Inc.